UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-40610

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Broadstreet Bank, SSB 401(k) Profit Sharing Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Texas Community Bancshares, Inc.
215 West Broad Street
Mineola, Texas 75773

OMB Control number 1210-0040; Expiration Date 03/31/2026

SUMMARY ANNUAL REPORT FOR BROADSTREET BANK, SSB 401(K) PROFIT SHARING PLAN

This is a summary of the annual report Form 5500 Annual Return/Report of Small Employee Benefit Plan of BROADSTREET BANK, SSB 401(K) PROFIT SHARING PLAN and Employer Identification Number 75-0440734/Plan Number 001 for the plan year 01/01/2024 through 12/31/2024. The Form 5500-SF annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA). Your plan is a single employer, defined contribution plan with the following characteristics: profit sharing, ERISA section 404(c), total participant-directed account, code section 401(k) feature, code section 401(m) arrangement, participant-directed brokerage account, 401(k) or 403(b) plan that provides for automatic enrollment, pre-approved pension.
Basic Financial Statement

Plan expenses were $1,585,271. These expenses included $10,003 in administrative expenses and $1,575,268 in benefits paid to participants and beneficiaries, and $0 in other expenses. A total of 88 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $7,707,350 as of the end of the plan year, compared to $7,908,193 as of the beginning of the plan year. During the plan year the plan experienced a change in its net assets of -$200,843. This change includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,384,428, including employer contributions of $185,373, employee contributions of $279,838, other contributions/other income of $0 and earnings from investments of $919,217.
Information Regarding Plan Assets

The U.S. Department of Labor’s regulations require that an independent qualified public accountant audit the plan’s financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning 01/01/2024 and therefore has not had an audit performed.
The plan’s assets were held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually and loans to participants and other qualifying assets.
General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at https://www.dol.gov/agencies/ebsa under the heading "Frequently Asked Questions."
Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:
1. Insurance information, including sales commissions paid by insurance carriers.
To obtain a copy of the full annual report, or any part thereof, write or call the office of Jason Sobel, who is a representative of the plan administrator, at 215 WEST BROAD STREET, MINEOLA, TX 75773 and phone number, 903-569-2602. The charge to cover copying costs will be $10.00 for the full annual report, or $1.00 per page for any part thereof.
You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and

OMB Control number 1210-0040; Expiration Date 03/31/2026

accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.
You also have the legally protected right to examine the annual report at the main office of the plan: 215 WEST BROAD STREET, MINEOLA, TX 75773, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210. The annual report is also available online at the Department of Labor website www.efast.dol.gov.
Additional Explanation
The Employee Retirement Income Security Act of 1974 requires that each plan participant receive a Summary Annual Report each plan year. The Summary Annual Report is in a prescribed format as required by the Department of Labor and details certain pertinent information regarding the status of the plan for the plan year. This information is based upon the Form 5500.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BROADSTREET BANK, SSB 401(k) PROFIT SHARING PLAN

Date: July 11, 2025	By:	/s/ Julie Sharff
Julie Sharff
Chief Financial Officer